[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                           JOHN J. MCILVERY
                                           Partner
                                           Direct Voice 818.444.4502
                                           Direct Fax   818.444.6302
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com




October 30, 2007



VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Christopher Owings
         Mail Stop 3561

         Re:   TALON INTERNATIONAL INC.
               RESPONSES TO STAFF COMMENTS OF SEPTEMBER 6, 2007 WITH RESPECT TO:

               REGISTRATION STATEMENT ON FORM S-3
               FILE AUGUST 10, 2007
               FILE NO. 333-145344
               FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
               FILED APRIL 13, 2007, AS AMENDED
               FORM 10-Q FOR QUARTERLY PERIOD ENDED JUNE 30, 2007
               FILE NO. 1-13669

Ladies and Gentlemen:

         On behalf of Talon International Inc. (the "COMPANY"), we have enclosed one copy of the Company's proposed Amendment No. 2 to Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "10-K AMENDMENT"). We have also enclosed a marked copy of the 10-K Amendment that shows changes to the affected items of the original Annual Report on Form 10-K filed on April 13, 2007, as amended by Amendment No. 1 to Annual Report on Form 10-K filed on April 30, 2007 (as previously amended, the "ORIGINAL FORM 10-K"). The 10-K Amendment includes the additional and amended disclosure the Company proposes to make to the Original Form 10-K in response to the Staff's comment letter, dated September 6, 2007 (the "COMMENT LETTER").

         Additionally, we have set below the Company's responses to the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Securities and Exchange Commission
October 30, 2007
Page 2


         Upon resolution of the issues raised by the Staff in the Comment Letter, the Company will file the 10-K Amendment and response letter via EDGAR, as well as a pre-effective amendment to the Corporation's Registration Statement on Form S-3 (File No. 333-145344) (the "S-3 AMENDMENT").

         Several of the Staff's comments (notably, Comments 2, 12, 14, 15, 18, 20, 23, and 25) required further explanation, which the Company has provided to further assist the Staff in understanding the disclosure contained in the Company's periodic filings. In addition, several of the Staff's inquiries pertain to the disclosure and reconciliation of valuation reserves for doubtful accounts and inventory. The Company believes that the disclosures made within the primary financial statements, footnotes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") were appropriate and materially complete. As a result of the Staff's comments, however, the Company did identify inconsistencies in the preparation of Schedule II to the Original Form 10-K, where certain items were reported inconsistently in either the "Additions" or "Deductions" columns. The beginning and end of year reserve balances, however, were correctly reported.

         The Staff's principal remaining comments relate to several technical disclosure omissions (notably, Comments 7, 8, 9, 13, 16, 17, 19, 21, and 22) that the Company acknowledges were inadvertently omitted. While the Company believes these disclosures will improve its filings, it does not believe their omission, considered individually or in the aggregate, resulted in a material misstatement or that their omission would materially affect a reader's understanding of the Company, its operations or financial results. The 10-K Amendment corrects these disclosures.

         Comment 26 of the Staff's comments requested the Company to identify the impact of all of the Staff's comments on the disclosures contained in the Company's quarterly filing. Many of the Staff's comments were made with respect to disclosures found only in the Original Form 10-K, and other comments the Company believes were materially and appropriately addressed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. With respect to all remaining comments that are relevant to its quarterly reports, the Company proposes to address such comments in the Form 10-Q for the quarter ended September 30, 2007, which the Company will file in mid-November 2007.

         The Company's detailed response to the individual comments follows.

Securities and Exchange Commission
October 30, 2007
Page 3


FORM S-3

WHERE YOU CAN FIND MORE INFORMATION, PAGE 16

1. PLEASE SPECIFICALLY INCORPORATE BY REFERENCE YOUR FORM 8-K FILED AUGUST 3, 2007. ALSO, INCLUDE ANY ADDITIONAL REPORTS FILED SUBSEQUENT TO THE DATE OF FILING THE FORM S-3 SINCE YOU ARE OTHERWISE REQUIRED TO AMEND THE FORM S-3. SEE COMPLIANCE AND DISCLOSURE INTERPRETATION H.69 REGARDING FORM S-3, ITEM 12(A).

         The Company notes the Staff's comment and will incorporate by reference the periodic filings in the S-3 Amendment.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 20

OVERVIEW, PAGE 20

2. PLEASE INCLUDE A DISCUSSION OF THE EXPECTED EFFECTS ON FUTURE EARNINGS AND CASH FLOWS RESULTING FROM YOUR 2005 RESTRUCTURING. REFER TO SAB TOPIC 5:P:4. IN THE DISCUSSION YOU SHOULD:

         o        QUANTIFY  THE  EXPECTED  EFFECTS  OF  THE   RESTRUCTURING  AND
                  DISCLOSE THE INITIAL PERIOD IN WHICH THOSE EFFECTS ARE EXPECTED TO BE REALIZED;

         o DISCUSS WHETHER THE COST SAVINGS ARE EXPECTED TO BE OFFSET BY ANTICIPATED INCREASES IN OTHER EXPENSES OR REDUCED REVENUES;

         o CLEARLY IDENTIFY THE INCOME STATEMENT LINE ITEMS TO BE IMPACTED (FOR EXAMPLE, COST OF GOODS SOLD, SELLING EXPENSES, GENERAL AND ADMINISTRATIVE EXPENSES, ETC.); AND

         o DISCUSS WHETHER ACTUAL SAVINGS ANTICIPATED BY THE RESTRUCTURING ARE BEING ACHIEVED AS EXPECTED AND, IF NOT, THE REASONS FOR AN OUTCOME DIFFERENT FROM YOUR INITIAL EXPECTATIONS AND THE LIKELY EFFECTS OF THE DIFFERENT OUTCOME ON FUTURE OPERATING RESULTS AND LIQUIDITY.

         The Company believes that it has complied with the disclosures required by Statement 146. According to SAB Topic 5: P: 4 "...Statement 146 requires disclosure, in all periods, including interim periods, until the exit plan is completed...". In accordance therewith, the Company disclosed in the Original Form 10-K that the costs associated with the 2005 restructuring plan were incurred in 2005, and further that the restructuring plan was substantially completed by December 31, 2005. The nature of the restructuring plan and the restructuring costs incurred were principally associated with asset dispositions and impairments and do not generate recurring restructuring costs and/or benefits. The Company did not incur long-term restructuring obligations and no

Securities and Exchange Commission
October 30, 2007
Page 4


liability for future restructuring charges related to the 2005 restructuring plan were required to be recorded at the December 31, 2005 or 2006 balance sheet date.

         The Company disclosed the decisions that gave rise to the exit plan as well as the results on the major income statement line items. The Company disclosed the nature of the charges where quantitatively and qualitatively material or significant, and losses from asset impairments were separately identified from other restructure charges.

         Considering that the restructuring plan was completed at the end of 2005, the expected benefits of the actions had been achieved and estimation of future benefits from the plan was not practical or determinable.

3. REFERENCE IS MADE TO YOUR DISCLOSURE OF THE $3.6 MILLION RESERVE INCLUDED IN BAD DEBT EXPENSE IN THE SIXTH PARAGRAPH AND THE INVENTORY WRITE-DOWN IN THE SEVENTH PARAGRAPH ON PAGE 21. PLEASE TELL US HOW THESE CHARGES RECONCILE TO THE DISCLOSURES REFLECTED IN SCHEDULE II.

         The $3.6 million reserve item disclosed in MD&A is appropriate and is included in the reserve additions reported in Schedule II. The reconciliation to this Schedule was not readily apparent, however, in part due to a presentation inconsistency in Schedule II. Upon further review of the Schedule II reporting of the 2005 accounts receivable reserve changes, the Company determined that some changes in 2005 were reported on a net basis in the reserve Additions column in Schedule II rather than on a gross basis as reserve Deductions in a manner consistent with the presentation in 2004 and 2006. This inconsistency resulted in a $1.5 million understatement of both the reserve "Additions" and "Deductions" of the 2005 Allowance for Doubtful Accounts. The balances of the reserve account for all periods are correct. The Company will amend Schedule II in the 10-K Amendment to reflect the appropriate changes, as follows:

Securities and Exchange Commission
October 30, 2007
Page 5


        2005 REPORTED ACCOUNT RECEIVABLE ALLOWANCE ITEMS IN SCHEDULE II:
                                  Balance at                             Balance at
                                   Begining                                  End
                                   of Year     Additions    Deductions    of Year
                                  ----------   ----------   ----------   ----------
Allowance for doubtful
  accounts for 2005
  AS REPORTED .................   $6,086,000   $2,631,000   $7,528,000   $1,189,000

Write-offs reported net
  in Additions rather than
  Deductions (1) ..............         --        411,000      411,000         --

Changes in estimates included
  net in Additions rather than
  Deductions (1) ..............         --      1,118,000    1,118,000         --

Allowance for doubtful accounts
  for 2005 AS CORRECTED .......   $6,086,000    4,160,000    9,057,000    1,189,000

(1)      To conform 2005 reporting with 2004 and 2006 methodology.

         With respect to the inventory write-down disclosure in the Original Form 10-K, the Company reported a write-down of $3.4 million related to the 2005 restructuring plan. This write-down was a direct write-off in the third quarter of 2005 and was recorded directly to cost of sales. This amount is appropriately excluded from Schedule II of the Original Form 10-K as it was directly charged to cost of sales and was not an adjustment of the reserve balances.

         During its review of the Staff's comments regarding Schedule II, the Company performed a complete review of all items in Schedule II and determined that the compilation of the report during 2004 with respect to the Obsolescence Reserve included a change in a current year reserve estimate that was reported as a Deduction and was reported inconsistent with the reporting for 2005 and 2006. The impact of correcting this inconsistency is to decrease both "Additions" and "Deductions" for the Obsolescence Reserve for 2004 in the amount of $1.2 million. The balance of the reserve account for all periods is correct. The Company will further amend Schedule II in the 10-K Amendment to reflect the appropriate changes, as follows:

Securities and Exchange Commission
October 30, 2007
Page 6


          2004 REPORTED INVENTORY OBSOLESCENCE RESERVE IN SCHEDULE II:
                                     Balance at                                 Balance at
                                     Begining                                       End
                                      of Year      Additions      Deductions      of Year
                                    -----------   -----------    -----------    -----------
Reserve for obsolescence for 2004
  AS REPORTED ...................   $ 6,125,000   $ 2,240,000    $ 2,000,000    $ 6,365,000

Current Year reduction in
  estimates included in Deduction
  rather than in Additions (1) ..          --      (1,200,000)    (1,200,000)          --

Reserve for obsolescence for 2004
  AS CORRECTED (1) ..............   $ 6,125,000   $ 1,040,000    $   800,000    $ 6,365,000

(1)      To conform 2004 reporting with reporting of 2005 and 2006.

RESULTS OF OPERATIONS, PAGE 22

4. IN CIRCUMSTANCES WHERE YOU IDENTIFY MORE THAN ONE FACTOR ACCOUNTING FOR A MATERIAL CHANGE IN A FINANCIAL STATEMENT LINE ITEM BETWEEN PERIODS, PLEASE PROVIDE AN ANALYSIS OF THE UNDERLYING REASONS FOR EACH SIGNIFICANT CHANGE YOU IDENTIFY. FOR EXAMPLE, YOU SHOULD DISCLOSE THE REASONS FOR THE DECLINE IN FREIGHT AND DUTY CHARGES, THE REDUCTION IN INVENTORY ADJUSTMENTS AND OBSOLESCENCE AND THE REDUCTION IN MANUFACTURING AND OVERHEAD CHARGES IN YOUR DISCUSSION OF COST OF GOODS SOLD AND THE DECREASES IN LEGAL COSTS, EMPLOYEE AND BENEFIT COSTS, FACILITY COSTS AND OTHER ADMINISTRATIVE AND TRAVEL COSTS IN YOUR DISCUSSION OF GENERAL AND ADMINISTRATIVE EXPENSES FOR 2006 AS COMPARED TO 2005. THESE ARE JUST EXAMPLES OF WHERE YOUR DISCLOSURE COULD BE IMPROVED AND NOT A COMPLETE LIST.

         The Company has explained the changes in its operations and the objectives of its 2005 restructuring plan throughout the Original Form 10-K. The discussion of the Company's results of operations, when read in conjunction with the discussions and footnotes about the restructuring plan and other significant events, provides reasons for significant changes. To provide more enhanced disclosure, the Company has included in the 10-K Amendment specific reasons for significant changes in individual items in the Results of Operations discussion.

5. REFERENCE IS MADE TO THE $2.1 MILLION INCREASE IN YOUR INVENTORY OBSOLESCENCE RESERVE DISCLOSED IN THE SECOND PARAGRAPH UNDER THE COST OF GOODS SOLD HEADING ON PAGE 23 AND TO THE $2.6 MILLION NET INCREASE IN THE RESERVE FOR DOUBTFUL ACCOUNTS DISCLOSED IN THE SECOND PARAGRAPH UNDER THE GENERAL AND ADMINISTRATIVE EXPENSES HEADING ON PAGE 24. PLEASE TELL US HOW THESE AMOUNTS RECONCILE TO THE AMOUNTS DISCLOSED IN
         SCHEDULE II.

Securities and Exchange Commission
October 30, 2007
Page 7


         The increase in the inventory obsolescence expense for the year ended December 31, 2005 compared to the year ended December 31, 2004 was approximately $2.1 million. Schedule II (with revisions as noted in response to Comment 3 above) explains approximately $1.5 million of the change in expense from 2004 to 2005. As disclosed in the same sentence in MD&A referred to by the Staff, the approximate $2.1 change in obsolescence expense includes $0.5 million incurred in the fourth quarter of 2005. The fourth quarter write-offs of $0.5 million were direct inventory adjustments and do not affect Schedule II. The sum of the $1.5 million from the change in the Additions on Schedule II plus the $0.5 million in direct write-offs, with rounding, is the $2.1 million overall change disclosed.

         With respect to the $2.6 million net increase in the doubtful accounts allowance, the change in the allowance from $6,086,000 at December 31, 2004 to $1,189,000 at December 31, 2005 is a reduction of $4,897,000. Considering the balance sheet conversion of accounts receivable to notes receivable and $7,528,000 in reserves associated with this conversion (see Note 2 to the consolidated financial statements as well as Note 3 on page 49 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 FORM 10-K")) the net effect on the Allowance for doubtful accounts is an increase of $2,631,000 (q.v. the total net decrease of $4,897,000 in the reserve, minus the conversion of the $7,528,000 in reserves to notes receivable).

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 29

6. TO THE EXTENT MATERIAL PLEASE QUANTIFY AND PROVIDE AN ANALYSIS OF THE IMPACT OF YOUR CRITICAL ACCOUNTING ESTIMATES ON YOUR FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEARS PRESENTED. PLEASE ALSO DISCLOSE THE EFFECT OF THE CHANGES IN CRITICAL ACCOUNTING ESTIMATES BETWEEN PERIODS TO THE EXTENT SUCH CHANGES HAD A SIGNIFICANT EFFECT ON YOUR FINANCIAL POSITION OR OPERATING RESULTS. IN ADDITION, PLEASE INCLUDE A QUALITATIVE AND QUANTITATIVE ANALYSIS OF THE SENSITIVITY OF REPORTED RESULTS TO CHANGES IN ASSUMPTIONS, JUDGMENTS, AND ESTIMATES, INCLUDING THE LIKELIHOOD OF OBTAINING MATERIALLY DIFFERENT RESULTS IF DIFFERENT ASSUMPTIONS WERE APPLIED. PLEASE REFER TO THE COMMISSION'S GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, SEC RELEASE NO. 33-8350, ISSUED DECEMBER 19, 2003 AND AVAILABLE ON OUR WEBSITE AT WWW.SEC.GOV.

         As noted in our Application of Critical Accounting Policies and Estimates, the application of these policies and estimates often require difficult, subjective and/or complex judgments by management. In discussing the impact of these judgments, the Company made extensive disclosures throughout several sections of the Original Form 10-K, including in MD&A and numerous footnotes to the financial statements.

Securities and Exchange Commission
October 30, 2007
Page 8

         During the periods reported, the critical accounting policies most impacting the Company were associated principally with the Company's adopted restructuring plan, accounts and notes receivable, assets held for sale, idle and impaired, and inventory reserves. The Company's disclosures regarding these items are extensive and include detailed discussions of management's reasons for these charges, the impact of these items on the Company's operating performance and the key assumptions in the determinations. In particular, pages 21 and 27 of MD&A in the Original Form 10-K address the impact of the restructuring charges, assets held for sale, bad debts and inventory write-downs. Footnote 1 discloses the significance of inventory reserves, the assets held for sale, idle and the impairment of goodwill. Notes 2, 11 and 18 specifically address accounts and notes receivable, restructuring charges and collectibility of the Azteca note.


         The Company respectfully asserts that inclusion in the Critical Accounting Policy disclosure of a summary analysis of the impact of these changes is not practicable and would represent unnecessary duplication of information disclosed elsewhere in the Original Form 10-K.


         The Company believes it has appropriately disclosed the nature and impact of the critical accounting policies on the results of operations of the Company and that it has complied with the Commission's guidance with regard to these matters.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 33

BALANCE SHEET, PAGE 36

7. PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN OTHER ACCRUED EXPENSES FOR EACH YEAR PRESENTED. IF ANY OF THE ITEMS EXCEED 5 PERCENT OF THE TOTAL CURRENT LIABILITIES, PLEASE STATE SEPARATELY SUCH ITEMS ON THE FACE OR IN A NOTE.

         The following items and amounts are included in other accrued expenses for the fiscal year ended December 31, 2006 and 2005:

Securities and Exchange Commission
October 30, 2007
Page 9


                                     12/31/2006           12/31/2005
                                     ----------           ----------
Accrued Compensation .............      692,394    3.1%      719,655    4.8%
Accrued Benefits .................      167,503    0.7%        1,989    0.0%
Accrued Interest .................      543,668    2.4%      473,396    3.2%
Inventory Receipts ...............      514,052    2.3%      449,388    3.0%
Customer Refunds .................      512,339    2.3%      372,042    2.5%
Advance on Inventory for Customer          --      0.0%    1,105,085    7.4%
Accrued Expenses .................      279,222    1.2%      512,490    3.5%
Notes Payable ....................      164,446    0.7%       98,975    0.7%
Accrued Directors' Fees ..........      266,458    1.2%      226,000    1.5%
Accrued Audit Fees ...............         --      0.0%       21,821    0.1%
Accrued Non-income based taxes ...       96,855    0.4%       64,692    0.4%
Miscellaneous Accrued ............       61,314    0.3%       10,618    0.1%
Accrued Royalties ................       61,016    0.3%      112,400    0.8%
                                     ----------           ----------
                                      3,359,267   14.9%    4,168,551   28.1%
                                     ----------           ----------
Total Current Liabilities Reported   22,470,952    100%   14,850,581    100%

         In 2005, one component of other accrued expenses was greater than 5% of current liabilities. This item reflects a payment from a customer for raw material inventory purchases and is properly recorded as a current liability as of the balance sheet date.

         The Company inadvertently failed to separately disclose this item in 2005. The Company will correct the disclosure in the 10-K Amendment by separately identifying the item in the footnotes to the financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 37

8. PLEASE SEPARATELY DISCLOSE YOUR BAD DEBT EXPENSE FOR EACH PERIOD PRESENTED. REFER TO PARAGRAPH (B)5 OF RULE 5-03 OF REGULATION S-X.

         The Company acknowledges its failure to meet the requirement of Rule 5-03(b)(5) of Regulation S-X to disclose the total bad debt expense for each year reported in the financial statements. The Company will correct the disclosure in the 10-K Amendment, and will include disclosure of bad debt expense in future filings as appropriate. The 10-K Amendment will report net recoveries of $0.5 million in 2006, and net expenses of $5.9 million and $8.4 million for 2005 and 2004, respectively.

9. PLEASE STATE SEPARATELY ON THE FACE OR IN A NOTE INTEREST EXPENSE AND INTEREST INCOME. REFER TO PARAGRAPHS (B)8 AND (B)9 OF RULE 5-03 OF REGULATION S-X.

         The Company acknowledges its failure to meet the requirement of Rule 5-03 to separately disclose interest expense and interest income. The Company will correct the disclosure in the 10-K Amendment, and will include separate disclosure of interest expense

Securities and Exchange Commission
October 30, 2007
Page 10

and interest income in future filings as appropriate. The 10-K Amendment will report interest expense of $1,356,000, $1,446,000, and $882,000 for fiscal years ended December 31, 2006, 2005 and 2004, respectively, and interest income of $368,000, $66,000, and $32,000 for fiscal years ended December 31, 2006, 2005 and 2004, respectively.

         Included in interest expense is the amortization of deferred loan fees and discounts amounting to $311,000 for each of the years ended 2006 and 2005, and $45,000 for the year ended 2004. These amounts were included in General and Administrative expenses in the Original Form 10-K and should be included in Interest Expense, net. The appropriate reclassifications have been made to reduce General and Administrative expense and increase Interest Expense, net. Related disclosures in the 2006 Form 10-K Amendment have been updated to reflect this reclassification of amortized discounts and deferred financing costs.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 39

10. REFERENCE IS MADE TO THE INCREASE (DECREASE) IN ALLOWANCE FOR DOUBTFUL ACCOUNTS AND INVENTORY VALUATION RESERVE LINE ITEMS AND TO THE DISCLOSURE IN SCHEDULE II. IT APPEARS THAT THE AMOUNTS DISCLOSED IN THE INCREASE (DECREASE) IN ALLOWANCE FOR DOUBTFUL ACCOUNTS LINE ITEM FOR 2006 AND 2004 REPRESENT THE CHANGE IN THE ALLOWANCE WHILE THE INCREASE IN THE ALLOWANCE FOR DOUBTFUL ACCOUNTS FOR 2005 REPRESENTS THE ADDITIONS TO THE ALLOWANCE. ALSO, IT APPEARS THAT THE AMOUNTS DISCLOSED IN THE INCREASE (DECREASE) IN THE INVENTORY VALUATION RESERVE LINE ITEM FOR 2006 AND 2005 REPRESENT THE CHANGE IN THE RESERVE WHILE THE CHANGE IN THE RESERVE FOR 2004 IS NOT PRESENTED. PLEASE TELL US WHY THESE DISCLOSURES ARE NOT CONSISTENT FOR EACH PERIOD PRESENTED. IN ADDITION, AS IT APPEARS YOU ARE PRESENTING THESE ITEMS AS NON-CASH CHARGES AND CREDITS, PLEASE EXPLAIN TO US WHY IT IS APPROPRIATE TO OFFSET WRITE-OFFS AND RECOVERIES OF ACCOUNTS RECEIVABLE AND WRITE-OFFS OF INVENTORY AGAINST YOUR PROVISIONS FOR BAD DEBTS AND INVENTORY VALUATION.

         With respect to the disclosure in the consolidated statement cash flows for the allowance for doubtful accounts, all years are reported consistently. When the change in the allowance for doubtful accounts for 2005 is combined with the impact related to the non-cash conversion of the accounts receivable to a note receivable as explained in Note 2 - Accounts and Note Receivable on page 48 of the Original Form 10-K, the change in the reserve is a net reduction of $2.631 million, as reported. The reconciliation to this amount is as follows:

Securities and Exchange Commission
October 30, 2007
Page 11


RECONCILIATION OF 2005 CHANGE IN ALLOWANCE FOR DOUBTFUL ACCOUNTS TO STATEMENT OF CASH FLOWS DISCLOSURE:

Allowance for Doubtful Accounts at December 31, 2004           $  6,086,000
Provisions to Increase Allowance for Doubtful Accounts
   (as revised in Item 3)                                         4,160,000
Deductions reducing the Allowance for Doubtful Accounts
   in 2006 (as revised)                                          (1,529,000)
                                                               ------------
Sub-total of changes in allowance excluding conversion of
   trade account to note receivable                               2,631,000

Conversion of Accounts Receivable to Note Receivable:
Account Receivable Reduction - Gross Balance                    (10,968,000)
Note Receivable Established (see Stmt of Cas Flows)               3,440,000
Allowance for Doubtful Account Converted with Account
   Receivable                                                    (7,528,000)
                                                               ------------
Allowance for Doubtful Accounts at December 31, 2005           $  1,189,000
                                                               ============

         During 2005 and 2006, due to the significance of changes occurring in the Company's inventory and inventory reserves, the Company determined that reporting the changes in these components of net inventory in the consolidated statement of cash flows was more meaningful than simply reporting the net change in inventory as a single item, as is more typical.

         When the Company began reporting the components of inventory separately in the 2005 Form 10-K, the differences in the gross and net changes in inventory during 2004 were immaterial and the methodology applied in 2005 and 2006 was not applied to 2004. This resulted in an inconsistency in the reporting of this item for 2004. The amount that would have been reported as a non-cash increase in the inventory valuation reserve is $240,000. The offset would be a reduction in the inventory changes presented in operating assets and liabilities of the same amount. To ensure consistency with all years reported, the change in inventory in 2004 has been corrected to show the components, consistent with 2005 and 2006.

         With respect to the Staff's request to explain the appropriateness of offsetting write-offs and recoveries of receivables and write-offs of inventory against their respective provisions, please see the response to Comment 24, which defines the Company's procedure in reporting provisions for bad debts and inventory valuation changes. Also, as noted in response to Comment 3, the Company identified two adjustments to Schedule II for prior periods. The consideration of these changes in reviewing Schedule II will assist in answering the Staff's comments.

11. CASH RECEIPTS FROM THE SALES OF GOODS, INCLUDING RECEIPTS OF LONG-TERM NOTES RECEIVABLE ARISING FROM THOSE SALES, SHOULD BE PRESENTED AS OPERATING CASH INFLOWS. PLEASE TELL US THE BASIS IN GAAP FOR YOUR CLASSIFICATION OF NOTE RECEIVABLE COLLECTIONS AS CASH INFLOWS FROM FINANCING ACTIVITIES. OTHERWISE REVISE AS APPROPRIATE. REFER TO THE GUIDANCE IN PARAGRAPH 22 OF SFAS 95.

         The Company recorded the collections on note receivable as a source of cash from financing because the note receivable was established under an Agreement and General

Securities and Exchange Commission
October 30, 2007
Page 12

Release related to the omnibus settlement of all business aspects of the relationship between the Company and the third party. While this settlement included a resolution of long-outstanding accounts receivable, it also resolved general business disputes regarding the business relationship, purchase commitments, etc.

         Although the Company acknowledges that GAAP guidance suggests that collections previously associated with operating assets should generally be reported as from operating sources, the Company believed that this transaction qualified as an exception within the GAAP guidance. Given that, upon this agreement, the third party also ceased to be a significant on-going operating customer, the Company believed that the classification of collections on this note receivable as an item of operating cash flow would potentially mislead the reader to believe that operating cash flows were greater than current on-going operations were producing.

         In light of the Staff's comments and other modifications being made to the Original Form 10-K, in the 10-K Amendment the Company will modify the presentation of these collections as from operating activities, and will include additional disclosure in MD&A regarding the non-recurring nature of these proceeds.

12. PLEASE TELL US THE NATURE OF THE PROCEEDS FROM CAPITAL LEASE OBLIGATIONS CLASSIFIED AS CASH INFLOWS FROM FINANCING ACTIVITIES. ALSO EXPLAIN TO US WHY THIS ITEM IS NOT REPORTED IN INFORMATION ABOUT NON-CASH INVESTING AND FINANCING ACTIVITIES. REFER TO PARAGRAPH 32 OF SFAS 95. IF APPROPRIATE, PLEASE REVISE.

         The Company disclosed a cash receipt on its consolidated statement of cash flows in the financing activity section in 2004 of $950,000 related to the financing of Company equipment. The Company had acquired the asset in late 2003 for cash and shortly thereafter in 2004, secured lease financing for the equipment acquired and was directly reimbursed by the financing agency for the prior disbursement.

         According to Statement 95, paragraph 19(b), cash inflows from financing activities include "Proceeds from issuing bonds, mortgages, notes, and from other short- or long-term borrowing." Based on the receipt of proceeds from the capital lease financing agreement in 2004, this receipt was reported as a 2004 "long-term borrowing" and a cash transaction for the period. The Company believes the proceeds from the long term financing which was obtained in the subsequent year is appropriately classified as a cash inflow from financing activities.

Securities and Exchange Commission
October 30, 2007
Page 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 40

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 40

INVENTORIES, PAGE 41

13. PLEASE DISCLOSE THE BASIS OF DETERMINING INVENTORY COSTS (I.E., FIFO, LIFO, OR AVERAGE) AND THE NATURE OF COST ELEMENTS INCLUDED IN INVENTORY. REFER TO PARAGRAPH 6(B) OF RULE 5-02 OF REGULATION S-X.


         In the 10-K Amendment, the Company will modify the disclosure regarding the cost basis of inventory from "Inventories are stated at the lower of cost of market value..." to "Inventories are stated at the lower of cost, based on the first-in, first-out basis, or market value..." The disclosure in the 10-K Amendment also will indicate the components of inventory costs.

PROPERTY AND EQUIPMENT AND ASSETS HELD FOR SALE, PAGE 41

14. WE NOTE THAT YOU HAVE NOT REDEPLOYED THE EQUIPMENT RENDERED IDLE FROM THE CLOSING OF YOUR PRODUCTION AND ASSEMBLY OPERATIONS IN NORTH CAROLINA AND MEXICO IN CONNECTION WITH THE 2005 RESTRUCTURING PLAN. PLEASE TELL US WHEN YOU LAST TESTED THE ASSETS FOR RECOVERABILITY AND THE RESULTS OF YOUR IMPAIRMENT TEST. ALSO TELL US THE SIGNIFICANT ASSUMPTIONS USED TO TEST THE ASSETS FOR RECOVERABILITY AND THE STATUS OF YOUR REDEPLOYMENT EFFORTS.

         The Company has idle assets (held for use) from the closed manufacturing facility in North Carolina. The Company's policy requires testing for impairment of idle assets on a quarterly basis, or as other events and facts become known, if sooner. The most recent test for indication of impairment was completed in conjunction with the June 30, 2007 quarterly report filing and indicted no impairment of the idle equipment held for use in North Carolina.

         The significant assumptions used to test the recoverability of the cost of these assets include 1) successful re-deployment of the zipper manufacturing equipment to strategically located manufacturing operations outside of the United States, 2) successful negotiations with and establishment of relationships with foreign manufacturers, 3) the identification/relocation of selected equipment to a processor of a dyeing facility, and 4) the continued operations of the Company and sales of its related products.

         The undiscounted cash flows model assumptions include 1) a progressive increase in production processes utilizing company equipment by reducing work done by outside contractors up to volumes of $3.5 to $5.0 million annually over the functional life of the assets, 2) savings on direct sourcing of raw materials, 3) existing gross profit margins on products, and 4) appropriate management/overhead support costs for the facilities.

Securities and Exchange Commission
October 30, 2007
Page 14

         The Company's redeployment efforts are progressing with the identification of two international manufacturing partners substantially complete and the preparation of facilities to house the equipment in process. The equipment has been extracted from the prior manufacturing plant and has been crated and readied for shipment to the Company's manufacturing partners' facilities which will occur after appropriate modifications to these facilities have been completed. The Company expects to have a substantial portion of these assets redeployed by the end of 2007.

REVENUE RECOGNITION, PAGE 46

15. PLEASE TELL US THE SIGNIFICANCE OF YOUR PROVISIONS AND RESERVES FOR SALES REBATES FOR THE YEARS PRESENTED. ALSO TELL US WHAT CONSIDERATION YOU GAVE TO ADDRESSING SALES REBATES IN YOUR DISCUSSION OF APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES ON PAGE 29.

         The volume of sales rebates and discounts represent less than 1% of gross revenues for each of the three years presented (0.49% historical rate over the years reported), and are immaterial. The Company's policy is to determine the rebate or discount at the time of sale and to record such rebate or discount against revenues at the time the specific revenues are recognized. Thus, there is no allowance for sales rebates and discounts on the balance sheet and no inclusion of such an allowance on Schedule II.

         With respect to the Company's consideration of addressing sales rebates and discounts in critical accounting policies and estimates on page 29 of the Original Form 10-K, the Company believes that rebates and discounts are immaterial and do not warrant separate disclosure in its critical accounting policies or estimates.

NOTE 7 - SECURED CONVERTIBLE PROMISSORY NOTES, PAGE 51

16. WE NOTE THAT YOU ARE RESTRICTED FROM PAYING DIVIDENDS UNDER THE COVENANTS OF YOUR SECURED CONVERTIBLE PROMISSORY NOTES. PLEASE DESCRIBE THE MOST SIGNIFICANT RESTRICTIONS ON THE PAYMENT OF DIVIDENDS, INDICATING THEIR SOURCES, THEIR PERTINENT PROVISIONS AND THE AMOUNT OF RETAINED EARNINGS OR NET INCOME RESTRICTED OR FREE OF RESTRICTIONS AS REQUIRED BY RULE 4-08(E)(1) OF REGULATION S-X.

         The Company will include disclosure of the restrictions on the Company's ability to pay dividends prior to conversion or repayment of the convertible promissory notes in the 10-K Amendment.

NOTE 8 - STOCKHOLDERS'  EQUITY AND CONVERTIBLE  REDEEMABLE PREFERRED STOCK, PAGE
52

SERIES D PREFERRED STOCK PRIVATE PLACEMENT TRANSACTION, PAGE 52

Securities and Exchange Commission
October 30, 2007
Page 15

17. PLEASE DISCLOSE THE EXERCISE PRICE OF THE WARRANTS ISSUED IN CONNECTION WITH THE PRIVATE PLACEMENT IN THE FIRST PARAGRAPH ON PAGE 53.

         The Company will include the additional disclosure requested by the Staff in the 10-K Amendment.

NOTE 11 - 2005 RESTRUCTURING PLAN

18. PLEASE EXPLAIN TO US WHY YOUR CLASSIFICATION OF THE NORTH CAROLINA MANUFACTURING PLANT AS "HELD FOR SALE" MEETS THE CRITERIA IN PARAGRAPH 30 OF SFAS 144. PLEASE SPECIFICALLY ADDRESS THE EXCEPTION TO THE ONE-YEAR REQUIREMENT IN PARAGRAPH 31 OF SFAS 144.

         The North Carolina manufacturing facility is classified as "held for sale" in accordance with the guidelines of Statement 144, paragraphs 30 and 31. Management had the authority to approve the disposal action of the facility and committed to a plan to sell the facility in conjunction with the 2005 restructuring plan (SFAS144P. 30 (a)). The facility is available for immediate sale in its present condition (SFAS144P. 30 (b)). Management has initiated and pursues actions to locate a buyer and list the property with commercial real estate brokers to complete the sale of the facility (SFAS144P. 30(c)). The sale of the facility is probable as evidenced by inquiry by several potential buyers that did not close due to market and regional conditions beyond the Company's control (SFAS144P. 30 (d)).

         Statement 144, paragraph 30(d) calls for the probable sale within one year, except as provided for in paragraph 31 (See "One year limitation" below). The facility is a substantial special use real estate asset in a rural marketplace and has been listed with several commercial property brokers at prices determined by the brokers and by local market conditions to be competitive and at fair market value. The Company has lowered the price of the building and is not expecting to recover a premium on the sale of the facility (SFAS144P. 30 (e)). The Company's plan to dispose of the facility is not likely to be changed and the plan is not expected to be withdrawn (SFAS144P. 30 (f)).

         ONE-YEAR LIMITATION

         Statement 144, paragraph 31(c), provides for an exception to the one-year limitation to sale date, "If during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset (disposal group) previously classified as held for sale is not sold by the end of that period and (1) during the initial one-year period the entity initiated actions necessary to respond to the change in circumstances,
(2) the asset (group) is being actively marketed at a price that is reasonable given the change in circumstances, and (3) the criteria in paragraph 30 are met."

Securities and Exchange Commission
October 30, 2007
Page 16

         With respect to paragraph 31, the Company did not anticipate the limited demand for commercial special use facilities in the North Carolina market and has actively marketed the property through multiple commercial real estate brokers. The Company has lowered its listing price below market comparable levels and requires all offers of purchase, lease, or other to be presented for their consideration. The Company continues to explore other means to dispose of this facility. All other requirements of Statement 144 paragraph 30 are met and the Company believes that the North Carolina facility is properly classified as "held for sale" at December 31, 2006 as reported in the Form 10-K. In conjunction with the Company's policies, this facility is evaluated at least quarterly for continued qualification as a property held for sale and for any possible impairment.

         The Company noted in its review of this comment that the outstanding mortgage associated with this property had not been separately disclosed. Accordingly, this information has been added in the 10-K Amendment.

NOTE 12 - INCOME TAXES, PAGE 60

19. PLEASE DISCLOSE THE CUMULATIVE AMOUNT OF UNDISTRIBUTED EARNINGS OF YOUR FOREIGN SUBSIDIARIES. REFER TO PARAGRAPH 44.B OF SFAS 109.

         At December 31, 2006 and 2005, undistributed earnings from the Company's foreign subsidiaries were $4,581,000 and $4,689,000, respectively. The Company will include disclosure of these amounts in the footnote disclosure included in 10-K Amendment.

NOTE 13 - COMMITMENTS AND CONTINGENCIES, PAGE 62

20. PLEASE DISCLOSE WHETHER YOU HAVE ACCRUED AN ESTIMATED LOSS WITH RESPECT TO THE MEXICAN FEDERAL TAX AUTHORITY CLAIM DISCLOSED ON PAGE 64. IF NOT, PLEASE GIVE AN ESTIMATE OF THE POSSIBLE LOSS OR RANGE OF LOSS OR STATE THAT SUCH AN ESTIMATE CANNOT BE MADE. REFER TO PARAGRAPH 10 OF SFAS 5.

         The Company believes that it met the disclosure requirements of Statement 5 in the contingencies related to the Mexican Tax Authority. The Company disclosed the fact that these claims are "defective on both procedural and documentary grounds" and, accordingly, determination of a probable loss is not possible. The Company noted that these claims were not expected to have a material adverse impact. The Company will include in the 10-K Amendment, additional disclosure that the "an estimate of the possible loss or range of loss cannot be made at this time".

NOTE 14 - GEOGRAPHIC INFORMATION, PAGE 65

21. YOU DISCLOSE THAT THERE IS NOT ENOUGH DIFFERENCE BETWEEN THE TYPES OF PRODUCTS DEVELOPED OR DISTRIBUTED BY YOU TO ACCOUNT FOR THE PRODUCTS SEPARATELY OR TO

Securities and Exchange Commission
October 30, 2007
Page 17

         JUSTIFY SEGMENT REPORTING BY PRODUCT TYPE. YET, WE NOTE THAT YOU DISCLOSE THE APPROXIMATE AMOUNT OF SALES OF PRODUCTS INCORPORATING THE STRETCH WAISTBAND TECHNOLOGY ON PAGE 20 AND DISCUSS SALES OF TRIM AND TALON PRODUCTS IN RESULTS OF OPERATIONS ON PAGE 22. PLEASE TELL US WHETHER SALES BY PRODUCT ARE REPORTED IN THE FINANCIAL INFORMATION USED TO PRODUCE YOUR GENERAL PURPOSE FINANCIAL STATEMENTS. IF SO, TELL US WHY DISCLOSURE OF REVENUES BY PRODUCT OR EACH GROUP OF SIMILAR PRODUCTS IS NOT MEANINGFUL TO THE USERS OF YOUR FINANCIAL STATEMENTS. OTHERWISE, PLEASE DISCLOSE REVENUES BY PRODUCT OR EACH GROUP OF SIMILAR PRODUCTS AS REQUIRED BY PARAGRAPH 37 OF SFAS 131. IN THAT REGARD, IT APPEARS THAT TALON ZIPPER, TRIM PRODUCT AND TEKFIT REVENUE DISCLOSURES FOR EACH YEAR PRESENTED MAY BE APPROPRIATE.

         While the Company operates in a single reportable segment, the manufacture and distribution of apparel accessories, the Company has not had a reliable means to record and report the operating performance by product types and services offered to its customers. Since 2006, the Company has been, and currently is, undertaking reporting improvements, including the installation of new systems that will assist in recording and reporting by product types and services. The sales by product have been partially tracked or reported in our general use financial statements, but until recently, the product group information could not reliably or practically be assembled for reporting in accordance with paragraph 37 of Statement 131. In the Company's latest quarterly report, the Company included disclosure of revenue performance by product type, and the Company intends to expand it disclosure of product group revenues in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

         The Company has completed its compilation of revenue information by product group for prior periods, and will include this disclosure in the 10-K Amendment.

NOTE 17 - QUARTERLY RESULTS, PAGE 67

22. PLEASE DISCLOSE GROSS PROFIT FOR EACH PERIOD PRESENTED. REFER TO ITEM 302(A)(1) OF REGULATION S-K.

         The Company will include the requested disclosure in the 10-K Amendment and in future filings.

         Amounts to be included in the quarterly results disclosure in the footnotes are as follows:

                             4th            3rd            2nd           1st
                         -----------    -----------    -----------   -----------
2006 Gross Profit ...... $ 3,350,600    $ 4,148,406    $ 4,127,237   $ 2,842,725
2005 Gross Profit (Loss) $(1,652,918)   $(2,094,230)   $   756,120   $ 3,251,823

Securities and Exchange Commission
October 30, 2007
Page 18

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 68

23. WE NOTE YOUR STATEMENT THAT "DISCLOSURE CONTROLS AND PROCEDURES, NO MATTER HOW WELL DESIGNED AND OPERATED, CAN PROVIDE ONLY REASONABLE, RATHER THAN ABSOLUTE, ASSURANCE OF ACHIEVING THE DESIRED CONTROL OBJECTIVES." WE ALSO NOTE YOUR CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AT THE REASONABLE ASSURANCE LEVEL. PLEASE REVISE TO ALSO STATE, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES. IN THE ALTERNATIVE, REMOVE THE REFERENCES TO THE LEVEL OF ASSURANCE OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. PLEASE REFER TO SECTION II.F.4 OF MANAGEMENT'S REPORT ON INTERNAL CONTROL ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS, SEC RELEASE NO. 33-8238,
         AVAILABLE            ON            OUR            WEBSITE            AT
         HTTP://WWW.SEC.GOV/RULES/FINAL/33-8238.HTM>.

         The Company will modify its Item 9A disclosure in the 10-K Amendment in response to the Staff's comment, and will include similar disclosure in all future filings that require similar disclosure regarding the Company's disclosure controls and procedures.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES, PAGE 72

24. IT DOES NOT APPEAR THAT ADDITIONS TO RESERVES REFLECT PROVISIONS FOR DOUBTFUL ACCOUNTS AND INVENTORY VALUATION RESERVES CHARGED TO OPERATIONS OR THAT DEDUCTIONS REFLECT THE WRITE-OFFS (AND/OR RECOVERIES) AGAINST THE ASSET ACCOUNTS FOR EACH OF THE PERIODS PRESENTED. PLEASE ADVISE. ALSO, THE NATURE OF ITEMS REFLECTED IN DEDUCTIONS IS UNCLEAR. PLEASE INCLUDE A FOOTNOTE TO THE TABLE THAT DESCRIBES THE ITEMS INCLUDED IN THE DEDUCTIONS COLUMN. REFER TO RULE 12-09 OF REGULATION S-X.

         The Company acknowledges the Staff's comment and previously has addressed the presentation of Schedule II in response to Comments 3, 5, 10 and
15. The Company will include in the 10-K Amendment a revised Schedule II as previously indicated. In addition, the Company will include the following footnotes to Schedule II, disclosing the Company's procedures for reporting amounts as additions and deductions for each group of valuation and qualifying accounts:

         1. Additions to the allowance for doubtful accounts include provisions for uncollectible accounts. Bad debt expense includes (and Additions in Schedule II exclude) net recoveries of $712,000 for the year ended December 31, 2006, and net direct write-offs of $1,698,000 and $2,916,000 for the years ended December 31, 2005 and 2004, respectively. Additions to the inventory obsolescence reserve include current year provisions.

         2. Deductions from the allowance for doubtful accounts include amounts applied to write-offs, reversals of prior period provisions and, for the year ended

Securities and Exchange Commission
October 30, 2007
Page 19

                  December 31, 2005 deductions include $7,528,000 related to the conversion of a trade account receivable to a note receivable. Deductions from the inventory obsolescence reserves include application of allowance against obsolete, excess, or slow moving inventory disposed of during the period.

25. PLEASE REVISE TO INCLUDE YOUR ALLOWANCE FOR SALES RETURNS, IF MATERIAL. REFER TO RULES 5-04 AND 12-09 OF REGULATION S-X.

         The nature of the Company's products as well as the relative small value of individual items results in product returns that are infrequent and immaterial. Accordingly the Company does not provide a reserve for such returns, but recognizes them as they occur.

FORM 10-Q FOR QUARTERLY PERIOD ENDED JUNE 30, 2007

26.      PLEASE ADDRESS THE COMMENTS ABOVE AS APPLICABLE.

         Comments previously addressed that are not applicable to the Form 10-Q for the Quarterly Period Ended June 30, 2007 (the "JUNE 10-Q") are Comments 1, 3, 5, 10, 12, 16, 17, 18, 19, 22, 24 and 25.

         Comment 2: The restructuring plan was substantially completed at December 31, 2005. MD&A in the June 10-Q explains the operating results of the restructured organization. No restructuring reserves existed at December 31, 2006 or June 30, 2007.

         Comment 4: The Company provided substantial disclosure with respect to material changes in financial statement line items for the reported periods. The Company does not believe that this Comment requires additional disclosure in the June 10-Q.

         Comment 6: The Company did not change the methods it uses to determine its critical accounting estimates since the filing of the Original Form 10-K. For the period presented, the Company believes the disclosure included in the June 10-Q with respect critical accounting policies meets the requirements of SEC Release 33-8350.

         Comment 7: With respect to accrued expenses, no items individually exceeded 5% of total current liabilities at June 30, 2007.

         Comment 8: The Company disclosed the bad debt expense in the June 10-Q for the periods presented.

         Comment 9: Interest expense for the three and six months ended June 30, 2007 was $360,000 and $677,000, respectively, compared to $338,000 and $676,000 for the same periods in 2006, respectively. Interest income for the three and six months ended June 30, 2007 was $94,000 and $186,000, respectively, compared to $109,000 and $160,000 for the same periods in 2006, respectively. The Company proposes to include separate disclosure of

Securities and Exchange Commission
October 30, 2007
Page 20

interest expense and interest income in its Form 10-Q for the Quarterly Period Ended September 30, 2007 and in all future filings.

         Comment 11: The Company will modify its Form 10-Q disclosure on a prospective basis as noted in response to Comment 11 above.

         Comment 13: The Company will modify its Form 10-Q disclosure on a prospective basis as noted in response to Comment 13 above.

         Comment 14: The response to Comment 14 above addresses the Staff's comment on idle assets with respect to June 10-Q.

         Comment 15: The response to Comment 15 above applies to sales rebates and discounts for the three and six months ended June 30, 2007 and 2006. These amounts are immaterial to the financial statements and therefore are not separately disclosed.

         Comment 20: The Company will modify its Form 10-Q disclosure on a prospective basis as noted in response to Comment 20 above.

         Comment 21: The Company will modify its Form 10-Q disclosure on a prospective basis as noted in response to Comment 21 above.

         Comment 23: The Company will modify its Form 10-Q disclosure on a prospective basis as noted in response to Comment 23 above.

PART I. FINANCIAL INFORMATION, PAGE 3

ITEM 1. FINANCIAL STATEMENTS, PAGE 3

CONSOLIDATED BALANCE SHEETS, PAGE 3

27. PLEASE TELL US HOW YOU ACCOUNT FOR RECOVERABLE AND ACCRUED LEGAL COSTS RELATED TO OUTSTANDING LITIGATION AND THE REASONS FOR THE SIGNIFICANT CHANGES IN THESE LINE ITEMS DURING THE QUARTERS ENDED MARCH 31, 2007 AND JUNE 30, 2007. PLEASE ALSO TELL US THE GENERAL TERMS OF YOUR INSURANCE POLICIES THAT PROVIDE FOR REIMBURSEMENT OF LEGAL COSTS.

         The Company records legal expenses as a general and administrative expense in the period incurred. If legal fees payable become material, the Company discloses the amount separately as a component of current liabilities. In legal actions where the Company's defense costs are insured, the amount incurred, in excess of the Company's deductible under the insurance coverage, is accrued as recoverable legal costs from the insurance carrier.

Securities and Exchange Commission
October 30, 2007
Page 21

         The Company incurred significant legal expenses related to two items in 2005 and 2006: 1) the litigation between the Company and Pro-Fit continuing from 2004 and 2) the class action lawsuit brought against the Company on October 12, 2005.

         The Company incurred and paid legal costs related to the class action lawsuit during 2005 and 2006 up to the amount of its deductible. The Company's Directors and Officers insurance policy provides for reimbursement of defense costs up to the value of the policy after the Company has paid its stated deductible. During the first and second quarter of 2007 the Company incurred significant legal costs in preparation of a scheduled trial date of May 1, 2007. Having previously met and paid the Company's deductible under this policy, the legal costs incurred with respect to the class action litigation were subject to reimbursement by our insurer. Amounts incurred and paid in excess of the Company's deductible were accrued as legal costs recoverable from the insurer. During the third quarter of this year, substantially all defense costs outstanding at June 30, 2007 have been paid by the insurer.

         The Company incurred substantial legal costs related to the Pro-fit action principally in the first quarter and second quarter of 2006. In June 2006, the Company entered into a note payable agreement with its legal counsel to settle the outstanding fees. The effect was a reduction in accrued legal fees and an increase of notes payable of $1.65 million as noted in the June 30, 2006 Form 10-Q, page 12, second paragraph. The note payable was paid according to terms for 2006 and 2007 and paid in full during the second quarter 2007.

CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE 5

28. THE STATEMENTS SHOULD EXPLAIN THE CHANGE DURING EACH OF THE PERIODS IN CASH AND CASH EQUIVALENTS. REFER TO PARAGRAPH 7 OF SFAS 95. CHANGES IN RESTRICTED CASH ARE GENERALLY PRESENTED SEPARATELY WITHIN THE INVESTING SECTION OF THE STATEMENTS. PLEASE REVISE OR ADVISE.

         The Company used the description of cash and restricted cash to highlight the transaction explained in Notes 9 and 10 (first paragraph) to the June 10-Q. Consistent with Statement 95, the nature of the $9.5 million proceeds from the term note could appropriately have been reported as a cash equivalent. The proceeds from the term note were held in an investment account in the Company's name with disbursement subject to the lenders approval. The funds were set aside at closing pending the eventual disbursement to and release from the previously existing convertible notes that the term note was designated to pay. All of the convertible promissory notes were paid within approximately 30 days (short-term) of the balance sheet date and the funds held in the escrow account were fully disbursed.

         The Company reported the funds as "restricted" so as not to mislead the reader that these funds were available for general purposes. Note 9 clarifies the intended use of the proceeds from the term note. While the Company believes the disclosures on the consolidated statement of cash flows and in Notes 9 and 10 to the unaudited consolidated

Securities and Exchange Commission
October 30, 2007
Page 22

financial statements do not mislead the reader, in future filings the Company will combine restricted cash and cash and cash equivalents and eliminate the reference to restricted cash on the consolidated statement of cash flows.

29. WE NOTE THAT ACCOUNTS PAYABLE AND ACCRUED LEGAL CONVERTED TO NOTES PAYABLE IN SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION WAS NOT REFLECTED IN YOUR AUDITED FINANCIAL STATEMENTS. PLEASE ADVISE.

         The Company reported the amount of the accounts payable and accrued legal converted to notes payable in the audited financial statements at December 31, 2006; however, the amount was inadvertently included on the line "Accounts receivable, net converted to notes receivable" which referenced a prior year disclosure. The amount will be prospectively reported on a separate line in the supplemental information to the consolidated cash flows entitled Accounts payable and accrued legal converted to notes payable.

NOTE 10.  SUBSEQUENT EVENTS, PAGE 30

30. PLEASE TELL US THE FACTS AND CIRCUMSTANCES THAT LED YOU TO CONCLUDE THAT IT IS NOT PROBABLE THAT AMOUNTS DUE FROM AZTECA PRODUCTION INTERNATIONAL, INC. ARE IMPAIRED AS OF THE BALANCE SHEET DATE. IF IT IS PROBABLE THAT THE NOTE RECEIVABLE IS IMPAIRED, PLEASE EXPLAIN TO US WHY YOU ARE UNABLE TO REASONABLY ESTIMATE THE IMPAIRMENT LOSS. PLEASE ADDRESS THE RECOGNITION AND MEASUREMENT PRINCIPLES OF SFAS 114 IN YOUR RESPONSE.

         The general guidance to recognize a contingency loss is contained in Statement 5, paragraph 8. The guidance from Statement 5 requires that a loss be
1) probable based on information available prior to the issuance of the financial statements, and 2) reasonably estimatable. Specific guidance on impairments of loans under Statement 114, paragraph 8, provides "A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement."

         Statement 114 is clear about not providing guidance on determining the probability: "This Statement does not specify how a creditor should determine that it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan. A creditor should apply its normal loan review procedures in making the judgment. An insignificant delay or insignificant shortfall in amount of payment does not require the application of this Statement. A loan is not impaired during a period of delay in payment if the creditor expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay."

         As of the filing date of the June 10-Q on August 14, 2007, the Company did not have sufficient information indicating the Company would not be able to collect all amounts due

Securities and Exchange Commission
October 30, 2007
Page 23

according to the contractual terms of the loan agreement. The maker was in compliance with all terms of the contractual agreement as of August 14, 2007 and although one payment was delinquent, the maker had a contractual cure period to resolve the delinquency, and at the time expressed their full intention and belief that they would make the payment within the specified time period. The maker has been a substantial operating apparel business conducting operations with major apparel brands. Our industry awareness of their customers indicated the prospect that they would continue to be able to resolve their immediate problems and complete the payments on our note. The maker and a number of affiliated companies are the subject of a significant adverse legal judgment currently under appeal. It was a consequence of this impending judgment and preparation for appeal that the maker asserted had temporarily impacted their ability to make timely payments. Based upon the maker's previous payment history, the Company's conversations with the maker through that date and analysis of their operating position, there were no indications that the maker would not be able to comply with the terms of the loan agreement.

         The Company filed a Form 8-K on September 14, 2007 with respect to new information that became available on September 10, 2007 regarding the probability of collecting all amounts due according to the contractual terms of this note. Based on the new information, the company deemed the note uncollectible and impaired as of September 10, 2007.

ITEM 4.  CONTROL PROCEDURES, PAGE 30

31.      WE NOTE  THAT YOU  STATE  THERE  WERE NO  SIGNIFICANT  CHANGES  IN YOUR
         INTERNAL CONTROL OVER FINANCIAL REPORTING. WE ALSO NOTE SIMILAR DISCLOSURE IN FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2007. PLEASE CONFIRM WITH US, IF TRUE, THAT THERE WERE NO CHANGES IN THE INTERNAL CONTROLS THAT OCCURRED DURING THE QUARTERS THAT HAS MATERIALLY AFFECTED OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. IN FUTURE FILINGS, PLEASE DISCLOSE ANY CHANGE IN INTERNAL CONTROL THAT OCCURRED DURING THE LAST FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO ITEM 308(C) OF REGULATION S-K.

         The Company has not made significant changes in its internal controls over financial reporting during either the first or second quarter of 2007. The Company continually evaluates its controls over financial reporting. The Company is conducting its Section 404, Sarbanes-Oxley testing and to date has not identified any material weaknesses or significant deficiencies in its controls over financial reporting. The Company will include appropriate disclosures about significant changes in its internal control structure in future filings.

                                    * * * * *

Securities and Exchange Commission
October 30, 2007
Page 24


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                               Sincerely,

                                               /s/ John J. McIlvery
                                               ---------------------------------
                                               John J. McIlvery


Encl.
cc:      Lonnie Schnell, Company CFO
         Adam Phippen, SEC Staff Accountant
         Anita Karu, SEC Attorney-Adviser